FLIR Systems, Inc.
27700 SW Parkway Ave.
Wilsonville, OR 97070

April 16, 2014

Ms. Heather Clark
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    FLIR Systems, Inc.
Form 10-K for the year ended December 31, 2013
Filed March 3, 2014
File No. 000-21918

Dear Ms. Clark:

This letter is being submitted in response to the comment letter dated April 2, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced report. Set forth below are FLIR Systems, Inc.’s (the “Company”) responses to the comments contained in the Staff’s letter. We have included below each of the Staff’s comments immediately preceding our response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1. Reference is made to comment 1 from our comment letter dated June 17, 2013 and your related response dated June 24, 2013. In your response, you indicated that you would revise your liquidity discussion to include a statement as to the need for accruing and paying United States income taxes in the event that the company elects to repatriate foreign earnings. Although we note your added disclosure on page 33 concerning your intent to indefinitely reinvest cash in your foreign operations, we cannot locate disclosure regarding the need to accrue and pay United States income taxes in the event you elect to repatriate foreign earnings. Please revise your discussion in the liquidity and capital resources section of MD&A accordingly.

Company Response:

As the staff observes, we did add a statement in the liquidity section of MD&A of our intent to indefinitely reinvest the cash in our foreign subsidiaries in operations and other activities outside the United States but did not add a statement as to the need for accruing and paying United States income taxes in the event that the Company elects to repatriate foreign earnings. We have stated in our Risk Factors on page 21 that the repatriation of earnings from outside of the United States would require us to accrue additional United States taxes. We have also stated in Note 14 to our Notes to the Consolidated Financial Statements on page 59 that United States income taxes have not been provided on accumulated undistributed earnings of certain subsidiaries outside of the United States as we intend to reinvest those earnings outside the United States indefinitely. While we believe those two references provide adequate disclosure regarding our intent regarding repatriation and any possible consequences thereof, we will add in future filings, beginning with our Form 10-Q for the period ending March 31, 2104, a statement in our liquidity section of MD&A as to the need for accruing and paying United States income taxes in the event that the Company elects to repatriate foreign earnings and a statement as to our intent regarding repatriation.

Quarterly Financial Data (Unaudited), Page 70

2. Please revise the disclosure of your quarterly financial data to describe the nature and amount of any unusual or infrequently occurring items recognized in your financial statements during the various quarterly periods presented on page 70. In this regard, we note from the disclosure included in your press release furnished as Exhibit 99 to your report on Form 8-K dated February 7, 2014, that your results for the fourth quarter of 2013 included $31 million in pretax charges related to previously announced restructuring initiatives and the settlement of executive retirement benefits. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Company Response:

We agree with the staff’s observation that the Quarterly Financial Data table on page 70 should have included a notation as to the impact to the fourth quarter 2013 of the restructuring initiatives and the settlement of the executive retirement benefits. Disclosures of the nature and impact of our restructuring initiatives were made in our MD&A and in the Notes to the Consolidated Financial Statements but were not made in the Quarterly Financial Table. We will revise our disclosures in our Form 10-K for the year ending December 31, 2014 for the items that arose in the fourth quarter of 2013. We acknowledge the guidance provided in Item 302(a)(3) and the need for such disclosures related to any unusual or infrequently occurring items.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. We also acknowledge the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By: /s/ Anthony L. Trunzo
Anthony L. Trunzo
Senior Vice President, Finance and Chief Financial Officer